Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

February 12, 2024

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 144 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 25, 2024, with respect to the Amendment and the Trust’s proposed new series, the YieldMax Ultra Option Income Strategy ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

GENERAL

1.	Please provide us with the completed fee tables prior to effectiveness. Please confirm that the costs of short sales are included in Other Expenses and reflected in the Fee table.

Response: The Trust notes that a completed fee table is shown in Exhibit A. The Trust can confirm that the short sales costs have been considered. There is no expectation of short sales-related expenses to be incurred by the Fund, and as such, the Fees and Expenses Table is reflected accurately.

PRINCIPAL INVESTMENT STRATEGIES

2.	Please clarify in the first paragraph whether the Fund uses a covered call strategy or a synthetic covered call strategy.

Response: The Trust confirms that the first paragraph has been clarified to reflect that the Fund will use both a traditional covered call strategy and a synthetic covered call strategy

3.	In the second paragraph, please provide some examples of “other types of U.S. listed securities.” In general, in the Summary, please disclose each type of security that is a principal investment of the Fund and disclose associated risks.

Response: The Trust has revised the foregoing phrase to reference U.S.-listed exchange-traded products (e.g., closed-end funds and commodity pools).

4.	Please explain why implied volatility is important to the Fund’s strategy and how it is used to make decisions regarding Underlying Securities.

Response: The Trust confirms that the Prospectus has been revised to address the foregoing.

5.	With respect to the third paragraph, please clarify the Fund’s strategy and describe clearly how the Fund determines the Underlying Securities. If the Sub-Adviser selects Underlying Securities by analyzing implied volatility, what data does the Sub-Adviser analyze? Is that analysis quantitative or qualitative? In general, please provide a more detailed disclosure of what the Underlying Securities are.

Response: The Trust confirms that a clarifying description of the Sub-Adviser’s selection process has been added to the Prospectus.

6.	Please explain the process for choosing the Underlying Securities individually and in the aggregate. Explain how the Fund’s disclosures, including risk disclosures, will remain complete and accurate over time. Further, as the Fund can go as low as 5 underlying securities, how does the Fund plan on implementing its strategy to avoid industry concentrations? Please disclose how many securities will comprise the Fund’s portfolio.

Response: The Trust confirms that the Fund’s portfolio will typically be comprised of 15-30 Underlying Securities, but on occasion, the Fund may hold as few as five Underlying Securities. In such instances, the Sub-Adviser would ensure that the Fund’s holdings are not concentrated in an industry. The Trust respectfully notes that the Prospectus states in the Principal Investment Strategies disclosure that the “Fund will not invest more than 25% of its net assets in any particular “industry” as that term is used in the 1940 Act.” The Trust further notes that the Prospectus has been clarified to reflect the Fund’s normal portfolio holdings size (i.e., 15-30 Underlying Securities). To maintain accurate and complete disclosures, including risk factors, the Fund regularly reviews and updates its disclosures to reflect its current strategies and market conditions.

7.	Please disclose how often the Fund will reevaluate which underlying securities to use in connection with the covered call strategy. What impact will the reevaluations have on taxes? Consider the need for enhanced disclosure depending on these responses.

Response: The Trust confirms that disclosure has been added to the Prospectus reflecting how often the Fund reevaluates its underlying securities in connection with the covered call strategy. The Trust determined that the existing tax disclosure was adequate.

8.	Please clarify the covered call disclosure. In particular, will the Fund engage in a traditional covered call strategy and a synthetic call strategy? What percentage of the Fund’s portfolio consists of owning securities outright? Please clarify how the Fund will generate income from its direct holdings, as disclosed on page 3, in Covered Call Strategy.

Response: The Trust confirms that the Prospectus has been revised to include disclosure that addresses the foregoing.

9.	Please clarify in the disclosure whether the Fund will experience complete gains in the securities it owns outright.

Response: The Trust respectfully notes that, as referenced in Comment 11 below, the Prospectus already states that the Fund will seek to capture a portion of each Underlying Security’s share price. Nonetheless, additional clarifying disclosure has been added.

10.	Please clarify that the following relates only to a traditional covered call strategy “The Fund’s options contracts are based on the share price of the Underlying Securities, and give the Fund the right or obligation to receive or deliver shares of the relevant Underlying Security on the expiration date of the applicable option contract in exchange for the stated strike price. . .”

Response: The Trust notes that the foregoing sentence has been removed to avoid potential investor confusion. The Trust also notes that the Prospectus already includes a description of options contracts, as well as other options terminology.

11.	Please clarify the parenthetical in the following sentence, “The Fund will seek to capture a portion of each Underlying Security’s share price appreciation (generally no more than 15%) in a given month.” For example, does it mean the portion of the appreciation the Fund will capture will not exceed 15% a month? Or, does it mean that the Fund’s share price will not appreciate more than 15% a month?

Response: To avoid potential investor confusion, the Trust has determined to remove the aforementioned parenthetical and rewrite the sentence in question to read substantially as follows: “The Fund will seek to participate in the share price appreciation of each Underlying Security, if any. However, due to the nature of covered call strategies, the Fund’s participation may be subject to a cap (as described below).”

12.	In the Covered Call Strategies disclosure, please clarify the different time periods to expiry for the Fund’s short strategy (e.g., one month or less) and long strategy (3 to 6 months).

Response: The Trust respectfully notes that that Section already reflects such time periods, although for the long strategy the period has been adjusted to one to six months. The Trust also respectfully notes that such time periods (as revised) are reflected in the table below. As a result, the Trust believes that the existing disclosure appropriately discloses that information.

13.	Consider moving the section beginning with the phrase “The Fund’s covered call strategies consist of the following three elements, each of which is described in greater detail below” to a more prominent position in the Prospectus.

Response: The Trust confirms that the foregoing section has been moved to a more prominent position in the Prospectus.

14.	Please clarify the following statement “The Fund intends to directly hold a subset of Underlying Securities and continuously maintain an indirect hold (through synthetic exposure) of each remaining Underlying Security through the use of options contracts.” What does the Fund actually hold?

Response: The Trust confirms that the foregoing statement has been clarified.

PRINCIPAL INVESTMENT RISKS

15.	Please tailor the Derivatives Risk disclosure to the Fund’s principal investment strategies.

Response: The Trust confirms that the Derivatives Risk disclosure has been tailored to the Fund’s principal investment strategies.

16.	For Concentrated Portfolio Risk, as the Fund is not concentrated as defined in the 1940 Act, please delete or replace the word “concentrated” in this disclosure.

Response: The Trust confirms that the word "concentrated" has been replaced with the word “focused.”

ADDITIONAL INFORMATION ABOUT THE FUND

Please disclose the types of underlying securities in the Summary of Principal Investment Strategies. If any types of securities are not principal, move them to the SAI. Adjust risk disclosures as appropriate.

Response: The Trust confirms that the Fund’s principal investment strategies have been revised to clarify the types of Underlying Securities that it will hold. Non-principal holdings have been moved to the SAI. Finally, the Fund’s risk disclosure has been revised accordingly.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

Michael Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC

Exhibit A

YieldMax Ultra Option Income Strategy ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	1.24%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	1.24%
Less: Fee Waiver(3)	(0.10)%
Total Annual Fund Operating Expenses After Fee Waiver(3)	1.14%
(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

(3)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), has agreed to reduce its unitary management fee (which includes all expenses incurred by the Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, the “Excluded Expenses”)) to 1.14% of the Fund’s average daily net assets through at least February 28, 2025. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal Trust II (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. The fee waiver is not subject to recoupment.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. For the one-year period in the example, the figure reflects the fee waiver described above. For the three-year period in the example, the figure shown does not reflect the fee waiver. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$116	$384